ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 26 FEBRUARY 2010	OTCBB Code: OBTLY

ORBITAL HALF YEAR RESULTS

PERTH, AUSTRALIA:  Orbital Corporation Limited today reports results for the half year ended 31 December 2009.

Key Features of the Half Year

“We have been able to stay on plan and have met the guidance provided earlier this fiscal year despite a tough trading environment” commented Managing Director and CEO, Terry Stinson, “The balance of the year will continue to be challenging, however our key markets in North America show signs of recovery and we look forward to a better second half.”

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Net loss after tax of $2.6 million which is in line with the loss of $2.6 million for the same period last year.

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The strong Australian dollar adversely impacted the result by approximately $0.9 million compared to the prior year.

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Orbital’s markets were mixed with Consulting Services revenue increasing by $0.5 million, Orbital Autogas Systems (OAGS) revenue decreasing by $0.7 million and Royalties decreasing by $0.2 million.

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Synerject increased revenue by 6%, however the equity accounted share of profit was lower than the comparative period.

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OAGS incurred additional expenditures in developing retrofit kits and upgraded facilities and resources in readiness for the next generation liquid LPG injection systems (LLi).

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In January 2010, Orbital finalised negotiations regarding the restructure of its loan from the West Australian Government generating a (non-cash) profit of $7.7m and extending the loan, interest free to the year 2025. This gain will be reported in the second half year.

“Synerject increased revenue and, underpinned by underlying organic growth, generated more than US$7 million operating cash flow and continues to be a model for Orbital’s plans for profitable growth” added Mr Stinson.

Financial Overview

		Dec 2009	Dec 2008
		$'000	$'000

Consulting Services	Revenue	4,526	4,053
	Contribution	(12)	(115)
OAGS	Revenue	2,912	3,623
	Contribution	(920)	273
Royalties	Revenue	432	677
	Contribution	242	405

Total	Revenue	7,870	8,353
	Contribution	(690)	563

Other revenue		147	198
Other income		409	120
Synerject		314	719
Foreign exchange gain/(loss)		(107)	734
Research and development		(96)	(1,686)
Other expenses		(2,071)	(2,374)
Finance costs		(436)	(361)

Loss before tax		(2,530)	(2,087)
Taxation		(94)	(507)
Loss after tax		(2,624)	(2,594)

Detailed comments on Orbital’s four business streams are as follows:

Consulting Services

		Dec 2009	Dec 2008
		$'000	$'000

Consulting Services	Revenue	4,526	4,053
	Contribution	(12)	(115)

Orbital offers specialist engineering consulting services, design, development and testing in the areas of; engine design, engine combustion, fuel systems, engine management systems, alternative fuels, and providing fuel economy and emissions solutions to a wide variety of vehicle applications, from utility engines to transportation and power generation applications.

With the financial uncertainty in this time period, Orbital’s traditional markets of the USA, Europe and Japan have remained subdued. To counter this, Orbital increased its presence and marketing activities in China, India, Brazil and southeast Asia, increasing revenue by 11% compared to the corresponding prior period.

Work programs sold, and commenced or undertaken in the period included further programs and program extensions from China and Brazil, along with programs using Orbital’s FlexDITM systems for heavy fuels (such as diesel, kerosene and Av-gas).   Construction and commissioning of the new heavy duty engine testing facility was completed during this period and work programs have now commenced.  This facility, capable of testing and certifying heavy duty engines of up to 600 kW power is unique in Australia.

Alternative Fuels

		Dec 2009	Dec 2008
		$'000	$'000

OAGS	Revenue	2,912	3,623
	Contribution	(920)	273

Orbital Autogas Systems (OAGS) supplies the current “fumigator” or “vapouriser” LPG systems to Ford Australia and to the retrofit market and has developed the next generation Liquid LPG Injection system (LLi) required to meet the new ADR 79/02 emission requirements in Australia from July 2010 onwards.  OAGS is contracted to supply the LLi system to Ford Australia, and has also recently entered the retrofit market with a similar system.

OAGS revenue of $2.9 million is 24% lower than the corresponding prior period as a result of decreased petrol prices (typically $1.15/litre compared to $1.50/litre in the previous reporting period), reducing LPG systems demand. The market was also impacted by reductions in Government rebates.  National demand for LPG conversions has decreased by more than 50% year on year; however the original equipment LPG volumes have held up better than the retrofit volumes.

OAGS undertook significant kit development of the LLi system in the reporting period to support the aftermarket sales going forward.  Each vehicle model requires the development of a customised installation for the positioning of fuel injectors, fuel lines, tank, the electronic management system module and the specifications of the wiring harness, followed by the calibration and the certification of the system, and OAGS is investing in this process to support future retrofit market sales.  OAGS supplied its first LLi product to this market in the half year.  Due to this investment, together with additional resources and capacity building, the result of OAGS is a loss of ($0.9) million, compared to $0.3 million profit in the previous reporting period.

As the price of crude oil increases, the LPG market can be expected to improve.  The LLi system, in addition to meeting the 79/02 emission requirements, gives C02 improvements of up to 13% compared to the gasoline equivalent vehicle and is seamless to the driver without power loss, is without the cold start issues typically associated with the current generation LPG systems and is well positioned for the anticipated market improvement.

During the period Orbital continued work with Sygma Motors in Brazil on spark ignition of ethanol in large conventional ethanol engines utilising Orbital’s FlexDi system.

Intellectual Property

		Dec 2009	Dec 2008
		$'000	$'000

Royalties	Revenue	432	677
	Contribution	242	405

Royalties decreased due to the comparative weakness of the North American marine market and translation effect of the strong Australian dollar.

The marine and recreational markets, key markets for Orbital’s systems, were severely impacted by the global financial crisis, with the additional effect that manufacturers and their dealer networks reduced inventory levels to match the market conditions. The outboard market saw reductions of up to 50% compared to previous periods.

Whilst the scooter/motorcycle market was also adversely affected, royalty revenue from the 3 wheeler autorickshaw product improved during the reporting period.

Synerject

		Dec 2009	Dec 2008
		US$'000	US$'000

Synerject	Revenue	39,791	37,601
	Profit after tax	849	1,234
Operating cashflow, including capex		7,702	1,044

		A$’000	A$’000
Equity accounted contribution		314	719

Orbital holds a 42% interest in Synerject LLC, a joint venture entity with Continental Corporation.  Synerject supplies engine Management Systems (EMS) to the non auto global market.

Synerject achieved a 6% increase in revenue as a result of the growth of sales of new products most notably the M3 electronic control unit for motorcycle manufacturers Sanyang and Kymco in Taiwan, driven by the implementation of stringent in field emission requirements. The marine market in general was subdued in the half year as the economic crisis impacted discretionary spending reducing outboard engine sales.

Synerject generated operating cashflow after capital expenditure of US$7.7 million compared to US$1.0 million in 2008. The December 2009 cash flow included profit after tax operating cash flow of US$1.9 million and a reduction of working capital of US$5.8 million.  Synerject’s net debt at 31 December 2009 was US$1.2 million, compared to net debt at 30 June 2009 of US$7.8 million.  The gearing ratio at 31 December 2009 was 9% (30 June 2009: 56%).

The equity accounted contribution to Orbital was $0.3 million compared to $0.7 million for the previous reporting period. This reflects Orbital’s reduced shareholding of 42% (December 2008: 50%) the increasing value of the Australian dollar, and the tough trading conditions during this period.

The markets in which Synerject operates showed signs of improvement towards the end of the period, particularly the marine market in North America which is typically most buoyant in Orbital’s second half year. In addition, Synerject continues to win new customers in the high end recreational products markets in Europe, Asia and the USA.  Today, Synerject is the world’s largest independent EMS supplier in the non-automotive market.

Other

Research and development expenses decreased by $1.6 million as engineering resources were redeployed to support the increased fee paying consulting services and to develop LLi retrofit kits for OAGS.

Other expenses decreased by $0.3 million with savings in a number of areas such as audit, compliance, travel and impairment of receivables.

Tax expense decreased by $0.4 million. The December 2008 half year expense included the write-down of the deferred tax asset due to the more subdued outlook for taxable profits in North America.

Orbital’s net cash outflow from operating activities was $2.0 million (2008: $0.6 million inflow) reflecting the increased investment in OAGS operations. The investing cash flow of $1.2 million includes capitalised LLi product development ($0.6 million) and acquisition of plant and equipment ($1.1 million) primarily for the retrofit business and completion of the heavy duty engine testing facility. In July 2008 Orbital received a Commonwealth Government grant of $2.8 million for the investment in the heavy duty engine testing facility.

Orbital received a dividend of $0.5 million from Synerject (2008: $0.8 million).

At 31 December 2009 Orbital had cash and short term deposits of $6.3 million.

Outlook

Orbital continues to assess strategic options to grow and to complement its existing portfolio and relevant adjacent businesses. The focus remains on managing existing business carefully through the present difficult trading conditions, monitoring cash requirements, while being prepared to take advantage of opportunities as and should they arise.

The consulting services order book of $4.1 million at 31 December 2009 (30 June 2009: $5.3 million) is lower than Orbital’s internal target. Orbital continues to pursue target customers in China and Brazil and the recently commissioned heavy duty engine testing facility is now in operation and servicing its 1st fee paying customer.

OAGS revenue in the 2nd half is expected to increase as up to 20 different retrofit kits will be developed and be ready for sale in the market. The stronger Australian dollar compared to the Euro will improve margins on OAGS imports from Holland.

Synerject typically has a seasonal business with marine and motorcycle customers building product for the northern hemisphere summer. We see renewed confidence in the North American marine sector and anticipate that the restocking of reduced supply chain inventories will support both Synerject system sales and Orbital’s royalty streams.

Reinforcing guidance provided to the share market in August 2009, Orbital anticipates that the year ended 30 June 2010 will be a year of investment in OAGS. More recently we have seen improvements in the marine market and this will provide a 2nd half operating result which will be an improvement over the 1st half and the 2nd half last year. The balance of the year will be challenging however we are targeting a breakeven operating result for the 2nd half year.

As noted above, in January 2010, Orbital restructured the loan with the West Australian Government and will record a non-cash once off profit of $7.7 million in the 2nd half and reduced interest expense of approximately $0.2 million. Accordingly, Orbital will record a profit for the financial year.  The transaction will also decrease debt and increase net assets by a corresponding amount.

With the West Australian Government loan restructured and key initiatives in alternative fuels businesses planned and underway, Orbital is on the path to achieve targets for sustainable and profitable growth. The increasing global focus on greenhouse gas emissions and pressure on the oil price underpin Orbital’s alternative fuel strategy.

ENDS

CONTACTS	Mr. Terry Stinson Chief Executive Officer Mr. Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

About Orbital

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

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